LONE OAK ACQUISITION CORPORATION

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong

To All Shareholders of
Lone Oak Acquisition Corporation (the “Company”):

The Company will not be able to consummate the business combination transaction prior to the date (the “Termination Date”) required by the trust agreement governing the Trust Account (as defined below). Since we will not be able to complete the business combination prior to the Termination Date, the board of directors has determined that it would be in the best interests of our shareholders to extend the Trust Account for a period of three (3) months after the Termination Date, rather than liquidate as required by the trust agreement governing the Trust Account (the “Extension”), in order to allow the Company additional time to complete a business combination. In connection with the Extension, the board of directors has determined that it is in the Company’s best interest to allow shareholders holding our ordinary shares (“IPO Shares”) issued in our initial public offering (“IPO”) the opportunity to redeem their shares for a pro rata portion of the trust account established by us at the consummation of the IPO and into which a certain amount of the net proceeds of the IPO were deposited (the “Trust Account”). As of August 21, 2013, approximately $9.3 million (approximately $8.21 per IPO Share) was in the Trust Account. In addition, the board of directors has determined that it is in the Company's best interests to pay a dividend of $0.10 per share to shareholders who choose not to redeem their IPO Shares. The dividend will be paid approximately one month after the approval of the Extension. If the Extension is not approved, the dividend will not be paid.

In order to effect the Extension, shareholders must approve certain amendments to our Articles of Association (the "Articles of Association") and the trust agreement governing the Trust Account. Accordingly, we have called a special meeting of shareholders to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on Tuesday, September 10, 2013 at 10:00 a.m., New York time, to consider and vote on the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the Company to liquidate the Trust Account on December 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”).

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of the IPO Shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

The board of directors has fixed the close of business on August 21, 2013 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment thereof. Holders of our ordinary shares will be entitled to vote on each of the proposals set forth above, and will be each entitled to one vote for each share of record. Each proposal of the Amendment and Distribution is essential to its implementation, and, therefore, the board of directors will abandon the Amendment and Distribution unless each of the Amendment and Distribution proposals are approved by shareholders.

The Distribution Proposal will not be presented for a vote at the special meeting unless and until our shareholders have approved the Article Amendment Proposal. The Adjournment Proposal may be presented at the meeting, at the discretion of our board of directors, but only if the Article Amendment Proposal and/or the Distribution Proposal fail to receive the required number of votes and our board of directors believes that additional votes constituting the required approval may be obtained by adjourning the meeting.

The distribution of funds from the Trust Account to holders who wish to exercise redemption rights in connection with the Extension is being effected through an issuer tender offer to run concurrently with this proxy solicitation. Holders of IPO shares who wish to redeem their IPO Shares in connection with the extension proposal should refer to the Company’s Schedule TO and other tender offer documents relating to the tender offer, which documents will be made publicly available and filed with the Securities and Exchange Commission upon commencement of the tender offer. Holders of IPO shares may participate in the tender offer regardless of their vote for or against either proposal of the Amendment and Distribution by following the tender instructions contained in the tender offer documents. Notwithstanding, consummation of the tender offer is conditioned on the approval of each of the Amendment and Distribution proposals.

Our board of directors recommends that you vote, or give instruction to vote, “FOR” the adoption of each of the Amendment and Distribution proposals and the Adjournment Proposal. Enclosed is a notice of special meeting and proxy statement containing detailed information concerning each of the proposals. We urge you to read the proxy statement and attached annexes carefully.

All shareholders are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, it is important that your shares be represented. Accordingly, please sign and date the enclosed Proxy Card and return it promptly in the envelope provided herewith. Even if you return a Proxy Card, you may revoke the proxies appointed thereby at any time prior to the exercise thereof by filing with our Corporate Secretary a written revocation or duly executed Proxy Card bearing a later date or by attendance and voting at the special meeting. Attendance at the special meeting will not, in itself, constitute revocation of the proxies.

By order of the Board of Directors

Wanchai, Hong Kong
August 21, 2013	/s/ Can Aydinoglu
Can Aydinoglu
Chief Financial Officer

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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LONE OAK ACQUISITION CORPORATION

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 10, 2013

NOTICE IS HEREBY GIVEN that a special meeting of shareholders, including any adjournments or postponements thereof, of Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, on Tuesday, September 10, 2013, at 10:00 a.m. New York time.

The Company will not be able to consummate the business combination transaction prior to the date (the “Termination Date”) required by the trust agreement governing the Trust Account (as defined below). Since we will not be able to complete the business combination prior to the Termination Date, the board of directors has determined that it would be in the best interests of our shareholders extend the Trust Account for a period of three (3) months after the Termination Date, rather than liquidate as required by the trust agreement governing the Trust Account (the “Extension”). In connection with the Extension, the board of directors has determined that it is in the Company’s best interest to allow shareholders holding our ordinary shares (“IPO Shares”) issued in our initial public offering (“IPO”) the opportunity to redeem their shares for a pro rata portion of the trust account established by us at the consummation of the IPO and into which a certain amount of the net proceeds of the IPO were deposited (the “Trust Account”). As of August 21, 2013, approximately $9.3 million (approximately $8.21 per IPO Share) was in the Trust Account. In addition, the board of directors has determined that it is in the Company's best interests to pay a dividend of $0.10 per share to shareholders who choose not to redeem their IPO Shares. The dividend will be paid approximately one month after the approval of the Extension.

In order to effect the Extension, shareholders must approve certain amendments to our Articles of Association (the "Articles of Association") and the trust agreement governing the Trust Account. Accordingly, we have called a special meeting of shareholders to consider and vote on the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the Company to liquidate the Trust Account on December 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”).

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of the IPO Shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

The board of directors has fixed the close of business on August 21, 2013 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment thereof. Only holders of record of the Company’s ordinary shares at the close of business on August 21, 2013 are entitled to notice of the special meeting and to have their vote counted at the special meeting and any adjournments or postponements thereof.

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Holders of our ordinary shares will be entitled to vote on each of the proposals set forth above, and will be each entitled to one vote for each share of record. Each proposal of the Amendment and Distribution is essential to its implementation, and, therefore, the board of directors will abandon the Amendment and Distribution unless each of the above proposals are approved by shareholders.

Each proposal of the Amendment and Distribution is essential to implementation of the Extension, and, therefore, the board of directors will abandon the Extension unless each of the Amendment and Distribution proposals are approved by shareholders.

Holders of our ordinary shares as of the record date for the special meeting are each entitled to one vote for each share of record and vote together as a single class with respect to each of Article Amendment Proposal, the Distribution Proposal and (if presented to them) the Adjournment Proposal. The Distribution Proposal will not be presented for a vote at the special meeting unless and until our shareholders have approved the Article Amendment Proposal. The Adjournment Proposal may be presented at the meeting, at the discretion of our board of directors, but only if the Article Amendment Proposal and/or the Distribution Proposal fail to receive the required number of votes and our board of directors believes that additional votes constituting the required approval may be obtained by adjourning the meeting.

These items of business are more fully described in this proxy statement, which we encourage you to read in its entirety before voting. The Company will not transact any other business at the special meeting except for business properly brought before the special meeting or any adjournment or postponement thereof by the Company’s board of directors.

Your vote is important regardless of the number of shares you own. The Article Amendment Proposal and the Distribution Proposal must be approved by the affirmative vote of two-thirds of the ordinary shares of the Company present in person or by proxy at the meeting. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

All of the Company shareholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record of the Company’s ordinary shares, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you may be required to instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, your action will have no effect on the vote with respect to the any of the proposals. Abstentions will count towards the vote total for approval of the Article Amendment Proposal and the Distribution Proposal and will have the same effect as “AGAINST” votes for each such proposal. An abstention will have no effect on any vote to adjourn the special meeting. Broker non-votes will have no effect on any of the proposals.

The board of directors of the Company recommends that you vote “FOR” each of the proposals which are described in detail in this proxy statement.

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IMPORTANT NOTICE

The planned tender offer described herein for the ordinary shares of Lone Oak Acquisition Corporation (the “Company”), has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company ordinary shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all holders of the Company ordinary shares when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Holders of Company ordinary shares are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the acquisition described herein and the parties to the acquisition.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q.	Why am I receiving this proxy statement?

A.	Lone Oak Acquisition Corporation (the “Company”) is a blank check company formed on June 17, 2010 to serve as a vehicle to acquire through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On March 24, 2011, we completed our IPO of equity securities, selling 4,000,000 units and raising gross proceeds of approximately $32.0 million. On March 29, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 106,500 units (over and above the 4,000,000 units sold in the IPO). The 4,106,500 units sold in the IPO, including the 106,500 units subject to the over-allotment option, were sold at an offering price of $8.00 per unit, generating gross proceeds of $32,852,000. A total of $33,462,180, which includes a portion of the $2,310,000 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. In accordance with the terms of the Company's Articles of Association, until we announced a business combination on September 19, 2012, after which we were no longer permitted to effect such purchases, we purchased 665,000 ordinary shares using an aggregate of $5,189,108 from the Company trust account. As of August 21, 2013, approximately $9.3 million was held in deposit in the Company’s trust account.

On February 25, 2013 we filed with the SEC a tender offer for up to 2,829,535 of our ordinary shares at approximately $8.21 per share (the then and current amount held in trust per share). The offer expired on March 22, 2013 at 11:59 p.m. New York time. A total of 2,303,899 ordinary shares had been tendered representing $18,927,300. The funds were released from the trust account and paid to the tendering shareholders on March 28, 2013. The tendered shares were canceled. Following the payment and cancelation of the tendered shares, 2,164,226 of our ordinary shares remained outstanding and $9,345,772 remained in the Trust Account.

On March 6, 2013, we filed a proxy statement with the SEC in connection with a special meeting of shareholders held on March 22, 2013. The following proposals were voted on at the meeting:

•	the proposal to amend our Articles of Association to permit the us to liquidate the trust account on September 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”); and

•	the proposal to amend the agreement governing the trust account to extend the term of the trust account consistent with the Article Amendment Proposal, and permit the us to distribute the assets of the trust account to the holders of the our ordinary shares issued in the our initial public offering who desire to exercise their redemption rights in connection with the extension.

At the special meeting of shareholders the proposals were approved with approximately 3,916,026 votes in favor out of approximately 3,931,026 votes cast. With the proposals approved, and the offer complete, the extension was approved.

On April 3, 2013, we announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding ordinary share. The dividend was paid on April 25, 2013.

Like most blank check companies, we must return the IPO proceeds held in trust to the holders of ordinary shares sold in the IPO if there is no qualifying business combination before September 24, 2013 (the "Termination Date"). Upon the Termination Date, the Company will be required to liquidate the Trust Account as required by the trust agreement governing the Trust Account.

Our board of directors believes it is in the best interests of our shareholders for the Company to extend the Trust Account for a period of three (3) months after the Termination Date, rather than liquidate as required by the trust agreement governing the Trust Account (the “Extension”). Accordingly, we have called a special meeting of shareholders to consider and vote on the Amendment and Distribution proposals in order to effect the Extension.

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Q.	If approved by shareholders, when will the Article Amendment Proposal and the Distribution Proposal become effective?

A.	If approved by the shareholders of the Company, the Article Amendment Proposal and the Distribution Proposal will become effective upon the filing of Amended and Restated Articles of Association with the Cayman Islands registrar, which is expected to occur shortly after shareholder approval. Such Amended and Restated Articles of Association will not implement any proposal not approved by the shareholders.

Q.	How are votes counted?

A.	Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. The Article Amendment Proposal and the Distribution Proposal must be approved by the affirmative vote of two-thirds of the ordinary shares of the Company present in person or by proxy at the meeting. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

With respect to the Article Amendment Proposal and the Distribution Proposal, abstentions will have the same effect as “AGAINST” votes. An abstention will have no effect on any vote to adjourn the special meeting. Broker non-votes will have no effect on the vote for any proposal. If your shares are held by your broker as your nominee (that is, in “street name”), you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange applicable to member brokerage firms. These rules provide that for routine matters your broker has the discretion to vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. The Article Amendment Proposal and the Distribution Proposal are likely non-discretionary items, although such characterization is beyond our control. The Adjournment Proposal is definitely a discretionary item.

Q.	What is the quorum requirement?

A.	A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if not less than one-third of the outstanding ordinary shares on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the special meeting may adjourn the special meeting to another date.

Q.	Who can vote at the special meeting?

A.	Only holders of record of the Company’s ordinary shares at the close of business on August 21, 2013 are entitled to have their vote counted at the special meeting and any adjournments or postponements thereof. On the record date, 2,164,226 ordinary shares were outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name. If, on August 21, 2013, your shares were registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the special meeting or vote by proxy. Whether or not you plan to attend the special meeting in person, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

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Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If, on August 21, 2013, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the special meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid proxy from your broker or other agent.

Q.	Is there anything else I should know about the Extension?

A.	Yes. The board of directors has determined that it is in the Company's best interests to pay a dividend of $0.10 per share to shareholders who choose not to redeem their IPO Shares. The dividend will be paid approximately one month after the approval of the Extension. If the Extension is not approved, the dividend will not be paid.

Q.	Does the Company board of directors recommend voting for the approval of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal (in the event it is presented)?

A.	Yes. The Company board of directors recommends that the Company shareholders vote “FOR” each of these proposals.

Q.	How do the Company’s directors and officers intend to vote their shares?

A.	The Company’s directors and officers have advised the Company that they support the Article Amendment Proposal and the Distribution Proposal and intend to vote in favor of the proposals. As of the record date, the directors and officers of the Company held 1,026,625 founder shares and no IPO Shares.

Q.	What interests do the Company’s directors and officers have in the approval of the proposals?

A.	The Company’s directors and officers have interests in the proposals that may be different from, or in addition to, your interests as a shareholder. These interests include ownership of warrants that may become exercisable in the future, the possibility of future compensatory arrangements, and the possibility of participation in future financings. See the section entitled “Background Information-Interests of the Company Directors and Officers in the Proposals.”

Q.	Since our IPO prospectus said that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association prior to completion of an acquisition within the time period required, what are my legal rights?

A.	You should be aware that because we stated in the IPO prospectus and the Company’s SEC filings that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association if we did not complete an acquisition within the required time period, you may have securities law claims against the Company for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation, and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

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Q.	What if I object to the Article Amendment Proposal and/or the Distribution Proposal? Do I have appraisal rights?

A.	The Company shareholders do not have appraisal rights in connection with the Article Amendment Proposal, the Distribution Proposal or the Adjournment Proposal under Cayman Islands law.

Q.	What happens to the Company warrants if the Article Amendment Proposal and the Distribution Proposal are not approved?

A.	If the Article Amendment Proposal and the Distribution Proposal are not approved by September 24, 2013, the Company will be required to commence proceedings to liquidate and distribute the amounts in the Trust Account and all of the issued and outstanding warrants will become worthless. Unlike other similarly structured blank check companies, however, we will continue in existence after the liquidation of the Trust Account as a shell company and you would keep the ordinary shares that you own.

As of August 21, 2013, the Company had approximately $1,642,084 outside the Trust Account which would not be distributed to its shareholders in connection with the Trust Account liquidation and would continue to be used by the Company to seek a business to acquire. These funds outside the Trust Account were paid to the Company as a break-up fee from a target with which it had entered into a letter of intent.

Q.	What happens to the Company warrants if the Article Amendment Proposal is approved?

A.	If the Article Amendment Proposal is approved, and if the Distribution Proposal is also approved, the Company will have an additional three (3) months in which to complete a business combination and the warrants will remain outstanding in accordance with their terms. For more information, see the sections entitled “Description of Securities” and “Background Information-Status of Outstanding Warrants Following the Special Meeting of Shareholders.”

Q.	If the Article Amendment Proposal is approved, what happens next?

A.	If the Article Amendment Proposal is approved, and if the Distribution Proposal is also approved, the Company will have an additional three (3) months in which to complete a business combination. Following the approval of the Article Amendment Proposal, we cannot assure you that we will be able to acquire an operating business or have sufficient funds to operate.

Q.	How do I vote?

A.	If you are a holder of record of Company ordinary shares, you may vote in person at the special meeting or by submitting a proxy for the special meeting. Whether or not you plan to attend the special meeting in person, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may still attend the special meeting and vote in person if you have already voted by proxy.

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If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares if you are not in favor of any of the proposals. You should have received a proxy card and voting instructions with these proxy materials from that organization rather than from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

Q.	Can I change my vote after I have mailed my signed proxy or direction form?

A.	Yes. You can revoke your proxy at any time prior to the closing of the polls at the special meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways: (i) you may submit another properly completed proxy card with a later date; (ii) you may send a written notice that you are revoking your proxy to the Company’s proxy solicitor at the address listed at the end of this section; or (iii) you may attend the special meeting and vote in person. Simply attending the special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Q.	What should I do if I receive more than one set of voting materials?

A.	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q.	Who is paying for this proxy solicitation?

A.	The Company will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

In addition the Company has retained Advantage Proxy, LLC to act as Proxy Solicitor in connection with the proxy solicitation. The Proxy Solicitor may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the proxy solicitation to beneficial owners. The Proxy Solicitor will receive reasonable and customary compensation for its service, will be reimbursed by Lone Oak for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the proxy solicitation, including certain liabilities under the federal securities laws.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

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Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: Karen Smith
Telephone number: toll Free: 877-870-8565 or 206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about the Company from documents filed with the U.S. Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

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FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to protections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial business combination;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any business combination;

•	expectations regarding the involvement of our management following our initial business combination;

•	potential inability to obtain additional financing to consummate our initial business combination;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following this offering.

The forward-looking statements contained or incorporated by reference in this proxy statement are based on our current expectation and beliefs concerning future developments and their potential effects on us and speak only as of the date of such statement. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, among other things, claims by third parties against the Trust Account, unanticipated delays in the distribution of the funds from the Trust Account, the application of Rule 419 or other restrictions to future financings or business combinations involving the Company and the Company’s ability to finance and consummate acquisitions following the distribution of the funds from the Trust Account. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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SPECIAL MEETING OF THE COMPANY SHAREHOLDERS

General

We are furnishing this proxy statement to the Company shareholders as part of the solicitation of proxies by our board of directors for use at the special meeting of the Company shareholders to be held on September 10, 2013, and at any adjournment or postponement thereof. This proxy statement is first being furnished to our shareholders on or about August 21, 2013 in connection with the vote on the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting. Unless the context requires otherwise, the terms “the Company,” “we,” “us,” and “our” refer to Lone Oak Acquisition Corporation

Date, Time and Place

The special meeting will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, on Tuesday, September 10, 2013, at 10:00 a.m. New York time.

Purpose of the Company Special Meeting

At this special meeting, you will be asked to consider and vote upon the following two proposals (the “Amendment and Distribution”):

•	To consider and vote on a proposal to amend our Articles of Association to permit the Company to liquidate the Trust Account on December 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”).

•	To consider and vote on a proposal to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of the IPO Shares who wish to exercise their redemption rights in connection with the Extension (the “Distribution Proposal”). This proposal will be acted upon following, and will be conditioned upon, the approval of the Article Amendment Proposal.

and a proposal to:

•	To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve the Article Amendment Proposal and/or the Distribution Proposal (the “Adjournment Proposal”).

Recommendation of the Company Board of Directors

Our board of directors:

•	has approved each of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal; and

•	recommends that our ordinary shareholders vote “FOR” each of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal (in the event it is presented).

Record Date; Who is Entitled to Vote

The record date is August 21, 2013. On this record date, there were 2,164,226 ordinary shares outstanding and entitled to vote. Holders of warrants are not entitled to vote at the special meeting.

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The Company’s directors and officers have advised the Company that they support the Article Amendment Proposal and the Distribution Proposal and intend to vote in favor of such proposals. As of the record date, the directors and officers of the Company held 1,026,625 founder shares and no IPO Shares, or 47%, of the Company’s outstanding ordinary shares.

Quorum

A quorum will be present if not less than one-third of the outstanding ordinary shares on the record date are represented by shareholders present at the meeting or by proxy.

Abstentions and Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld by the broker. If you do not give the broker voting instructions, your broker may not be able to vote your shares on the Article Amendment Proposal and the Distribution Proposal.

Vote of Our Shareholders Required

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. The Article Amendment Proposal and the Distribution Proposal must be approved by the affirmative vote of two-thirds of the ordinary shares of the Company present in person or by proxy at the meeting. The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares of the Company represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

With respect to the Article Amendment Proposal and the Distribution Proposal, abstentions and broker non-votes will have the same effect as “AGAINST” votes. An abstention or failure to vote will have no effect on any vote to adjourn the special meeting. If your shares are held by your broker as your nominee (that is, in “street name”), you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange applicable to member brokerage firms. These rules provide that for routine matters your broker has the discretion to vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. The Article Amendment Proposal and the Distribution Proposal are likely to be characterized as non-discretionary items, although such characterization is beyond our control. The Adjournment Proposal will likely be considered a discretionary item.

If the approval of the Article Amendment Proposal is not obtained, the Distribution Proposal will not be presented at the special meeting for approval.

Voting Your Shares

Each ordinary share of the Company that you own in your name entitles you to one vote. Your one or more proxy cards show the number of ordinary shares that you own. There are two ways to vote your ordinary shares of the Company at the special meeting:

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•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board of directors, “FOR” the adoption of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.

•	You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify our corporate secretary in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact:

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: Karen Smith
Telephone number: toll Free: 877-870-8565 or 206-870-8565
Email: ksmith@advantageproxy.com

No Additional Matters May Be Presented at the Special Meeting

This special meeting has been called only to consider the adoption of the Article Amendment Proposal, the Distribution Proposal and the Adjournment Proposal. Under our Articles of Association, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. The Company will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward their proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

In addition, the Company has retained Advantage Proxy, LLC to act as Proxy Solicitor in connection with the proxy solicitation. The Proxy Solicitor may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the proxy solicitation to beneficial owners. The Proxy Solicitor will receive $15,000 for its services, will be reimbursed by Lone Oak for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the proxy solicitation, including certain liabilities under the federal securities laws.

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If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting.

Possible Claims Against the Company

You should be aware that because we stated in the IPO prospectus and the Company’s SEC filings that the board of directors would not seek shareholder approval to amend Article 156 of the Articles of Association we did not complete an acquisition within the required time period, you may have securities law claims against the Company for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation, and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

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BACKGROUND INFORMATION

General

We were formed on June 17, 2010, as a blank check company formed to serve as a vehicle for the acquisition, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses.

Initial Public Offering

Lone Oak Acquisition Corporation is an exempted company organized on June 17, 2010 under the laws of the Cayman Islands. We are a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses. Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region, we intended to focus on operating businesses with primary operations in the Greater China region, which includes Hong Kong, Macau and Taiwan. Our efforts to identify a prospective target business were not limited to a particular industry.

On March 24, 2011, the initial public offering of 4,000,000 units of the Company was consummated. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $5.00. Prior to the consummation of the IPO, the Company completed a private placement of 6,600,000 warrants to certain of the Company’s initial shareholders generating gross proceeds of $2,310,000. On March 29, 2011, the Company announced that the underwriters of its IPO exercised their over-allotment option in part, for a total of an additional 106,500 units (over and above the 4,000,000 units sold in the IPO). The 4,106,500 units sold in the IPO, including the 106,500 units subject to the over-allotment option, were sold at an offering price of $8.00 per unit, generating gross proceeds of $32,852,000. A total of $33,462,180, which includes a portion of the $2,310,000 of proceeds from the private placement of warrants to the founding shareholders, was placed in trust. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis. In accordance with the terms of the Company's Articles of Association, until we announced a business combination on September 19, 2012, after which we were no longer permitted to effect such purchases, we purchased 665,000 ordinary shares using an aggregate of $5,189,108 from the Company trust account. As of August 21, 2013, approximately $9,345,772 was held in deposit in the Company’s trust account.

On February 25, 2013, we filed with the SEC a tender offer for up to 2,829,535 of our ordinary shares at approximately $8.21 per share (the then and current amount held in trust per share). The offer expired on March 22, 2013 at 11:59 p.m. New York time. A total of 2,303,899 ordinary shares had been tendered representing $18,927,300. The funds were released from the trust account and paid to the tendering shareholders on March 28, 2013. The tendered shares were canceled. Following the payment and cancelation of the tendered shares, 2,164,226 of our ordinary shares remained outstanding and $9,345,772 remained in the trust.

On March 6, 2013, we filed a proxy statement with the SEC in connection with a special meeting of shareholders held on March 22, 2013. The following proposals were voted on at the meeting:

•	the proposal to amend our Articles of Association to permit the us to liquidate the trust account on September 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the trust account (the “Article Amendment Proposal”); and

•	the proposal to amend the agreement governing the trust account to extend the term of the trust account consistent with the Article Amendment Proposal, and permit the us to distribute the assets of the Trust Account to the holders of the our ordinary shares issued in the our initial public offering who desire to exercise their redemption rights in connection with the extension.

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At the special meeting of shareholders the proposals were approved with approximately 3,916,026 votes in favor out of approximately 3,931,026 votes cast. With the proposals approved, and the offer complete, the extension was approved.

On April 3, 2013, we announced the authorization of a previously announced one-time cash dividend of $0.10 per outstanding ordinary share. The dividend was paid on April 25, 2013.

As of August 21, 2013, the Company had approximately $1,642,084 outside the Trust Account which would not be distributed to its shareholders in connection with the Trust Account liquidation and would continue to be used by the Company to seek a business to acquire. These funds outside the Trust Account were paid to the Company as a break-up fee from a target with which it had entered into a letter of intent.

Unless the Amendment Proposal and the Distribution Proposal are approved, we will have until September 24, 2013 to consummate a business combination. If we are unable to consummate a business combination by the such date, which we don’t anticipate being able to do, our Articles of Association require us to dissolve as promptly as practicable and liquidate and release to our public shareholders, as part of our plan of distribution, the amount in our trust account and any remaining net assets.

Distribution of the Trust Account

If the Distribution Proposal is approved, the distribution of funds from the Trust Account to holders who wish to exercise redemption rights in connection with the Extension is being effected through an issuer tender offer to run concurrently with this proxy solicitation. Holders of IPO shares who wish to redeem their IPO Shares in connection with the extension proposal should refer to the Company’s Schedule TO and other tender offer documents relating to the tender offer, which documents will be made publicly available and filed with the Securities and Exchange Commission upon commencement of the tender offer. Holders of IPO shares may participate in the tender offer regardless of their vote for or against either proposal of the Amendment and Distribution by following the tender instructions contained in the tender offer documents. Notwithstanding, consummation of the tender offer is conditioned on the approval of each of the Amendment and Distribution proposals. The holders of the Company’s ordinary shares that were not issued in the Company’s IPO, including purchasers in our private placement offering, have waived their rights to participate in any distribution out of the Trust Account, but only with respect to those ordinary shares owned by them prior to the IPO.

While the Company believes that it has paid all other liabilities that have arisen in the ordinary course of its business, no assurance can be made that additional liabilities will not arise in the future.

Under federal or state fraudulent transfer laws and the voidable preference provisions of the federal bankruptcy code, if a court were to find that, at the time the distribution was effected, we paid the amounts from the Trust Account either (i) with the intent of hindering, delaying or defrauding current or future creditors, or (ii) at a time when we were insolvent and within 90 days prior to a filing of a bankruptcy petition against the Company, such court could require the repayment of such amounts to the Company. While we do not believe that the funds in the Trust Account are generally available to the creditors of the Company and therefore would not be considered to be assets of the Company in any bankruptcy or insolvency proceeding, there can be no assurance that any creditor of ours or a court considering the matter would agree with this position. In addition, the payment of such amounts are clearly within the ordinary course of our business and do not involve any discretionary action on our part. Nevertheless, there a risk that the fact that the liabilities of the Company at the time of the distribution exceed its assets could lead to a court to subsequently require all or a portion of such distribution to be returned to the Company.

Extension of Time to Complete a Business Combination

The purpose of the Article Amendment Proposal is to permit the Company to continue the Trust Account for an additional three (3) months after the Termination Date, rather than liquidate on September 24, 2013 as currently required (the “Extension”). The Company intends to use the additional time to complete a business combination. In connection with the Extension, the board of directors has determined to allow shareholders holding IPO Shares issued in our IPO the opportunity to redeem their shares for a pro rata portion of the Trust Account.

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In addition, the board of directors has determined that it is in the Company's best interests to pay a dividend of $0.10 per share to shareholders who choose not to redeem their IPO Shares. The dividend will be paid approximately one month after the approval of the Extension.

Possible Status as “Shell Company” under the Federal Securities Laws

Following shareholder approval of the Article Amendment Proposal and the Trust Account distribution, we may be deemed a “shell company” under the federal securities laws. A “shell company” is a public reporting company that has no or nominal assets (other than cash), and no or nominal operations. Shell companies are subject to certain special rules under the federal securities laws, including:

•	specific disclosure requirements the consummation of a transaction that effects a change in control or changes the shell company into a non-shell company, as discussed further below;

•	limitations in the use of certain short-form registration statements under the Securities Act while a shell company, including Form S-8 registration statements used in connection with employee benefit plans;

•	ineligibility for certain streamlined procedures and publicity rules in connection with public offerings while a shell company and for a period of three years thereafter; and

•	unavailability of the resale provisions of Rule 144 of the Securities Act until one year following the filing with the SEC of certain extensive information.

In addition, we may be deemed a “blank check company” under the federal securities laws, which could result in restrictions on any future public offerings of our securities, as further described below.

Potential Application of Rule 419 under the Securities Act to Future Public Offerings

Despite the requirement that we retain a minimum of $5,000,000 in shareholder’s equity post distribution from the Trust Account, we could become subject to even more onerous restrictions regarding the handling of any future public offering proceeds than those set forth in our current Articles of Association regarding the proceeds of our IPO. Following the amendment of our Articles of Association and the distribution of the amounts in the Trust Account, we may be deemed a “blank check company” for the purposes of Rule 419 promulgated under the Securities Act of 1933 (the “Securities Act”). Rule 419 imposes strict restrictions on the handling of the proceeds received, and securities issued, in an offering registered under the Securities Act by a “blank check company” as defined in Rule 419, including a mandatory escrow of the offering proceeds, a process of shareholder “reconfirmation” when a business combination is announced and a ban on the trading of the securities sold, pending the consummation of a business combination, which must occur within 18 months of the offering. Rule 419 defines a “blank check company” as:

•	a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act.

There are several bases on which exemptions from the application of Rule 419 exist, including raising capital through a private offering exempt from registration under the Securities Act, raising net proceeds in excess of $5,000,000 in a public offering that is a firm commitment underwritten offering and raising capital in a public offering in connection with the acquisition of an identified company. Although the Company intends to conduct any future capital raising in a manner that is exempt from Rule 419, there can be no assurances that any future capital raising transactions will qualify for such an exemption.

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Status of Company after Special Meeting of Shareholders

If the Article Amendment Proposal and the Distribution Proposal are not approved by September 24, 2013, the Company will be required to commence proceedings to liquidate and distribute the amounts in the Trust Account. Unlike other similarly structured blank check companies, however, we will continue in existence after the liquidation of the Trust Account as a shell company and you would keep the ordinary shares that you own.

As of August 21, 2013, the Company had approximately $1,642,084 outside the Trust Account which would not be distributed to its shareholders in connection with the Trust Account liquidation and would continue to be used by the Company to seek a business to acquire. These funds outside the Trust Account were paid to the Company as a break-up fee from a target with which it had entered into a letter of intent.

Status of Outstanding Warrants Following the Special Meeting of Shareholders

If the Article Amendment Proposal is not approved, the Company will be required to commence proceedings to dissolve and liquidate following distribution of the amounts in the Trust Account, and your warrants will become worthless. If the Article Amendment Proposal is approved, the warrants will remain outstanding in accordance with their terms.

Interests of the Company Directors and Officers in the Proposals

When you consider the recommendations of the Company’s board of directors in favor of the proposals, you should keep in mind that the Company’s pre-IPO shareholders, directors and officers (“the Company Inside Shareholders”) have interests in the proposals that may be different from, or in addition to, your interests as a shareholder.

Shares Held by the Company Inside Shareholders

Our officers and directors and certain of their affiliates purchased 1,150,000 ordinary shares for an aggregate consideration of $25,000. We refer to the holders of our securities prior to our IPO as our founders. In addition, we issued our founders and certain of their designees, in a private placement occurring simultaneously with our IPO, an aggregate of 6,600,000 warrants for an aggregate consideration of $2,310,000. Following the IPO, the founders forfeited 123,375 ordinary shares due to a partial exercise of the over-allotment option.

If the Article Amendment Proposal is not approved, the Company will be required to commence proceedings to liquidate and distribute the amounts in the Trust Account. There will be no distribution from the Trust Account with respect to the Company’s pre-IPO shareholders’ securities.

Compensatory Arrangements for Board of Directors and Management

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2012. We believe that because our officers and directors own an aggregate of 1,026,625 founders’ shares, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

We have agreed to pay to BBS Capital Fund, LP and Rampant Dragon, LLC a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 16, 2011 and ending on the earlier of our consummation of a business combination or the liquidation of the trust account. BBS Capital Fund, LP is an affiliate of Berke Bakay, our Executive Chairman. Rampant Dragon, LLC is one of our shareholders. This arrangement was agreed to by BBS Capital Fund, LP and Rampant Dragon, LLC for our benefit and is not intended to provide BBS Capital Fund, LP and Rampant Dragon, LLC compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by BBS Capital Fund, LP and Rampant Dragon, LLC will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party.

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Other than this $7,500 per month fee, and any share option grants, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, or directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Officer and Director Liability

If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

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Other Agreements of the Company Inside Shareholders

None of the agreement entered into at the time of the Company’s IPO will be amended or otherwise affected, except as specifically contemplated in the Article Amendment Proposal and the Distribution Proposal.

Certain Other Interests in the Proposals

In addition to the interests of our directors and officers in the proposals, you should keep in mind that certain individuals promoting the proposals and/or soliciting proxies on behalf of the Company have interests in the proposals that may be different from, or in addition to, your interests as a shareholder.

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PROPOSAL ONE – THE ARTICLE AMENDMENT PROPOSAL

To consider and vote on a proposal to amend our Articles of Association to permit the Company to liquidate the Trust Account on December 24, 2013 and to cause Article 156 to be of no further force or effect after the distribution of the Trust Account (the “Article Amendment Proposal”). Specifically, this proposal would add the last sentence of Article 156(1), to effect the foregoing. A copy of Article 156(1) as it would be amended is attached hereto as Annex I.

The Company would be required to liquidate the Trust Account as soon as reasonably practicable after the Termination Date unless the Article Amendment Proposal and the Distribution Proposal are approved. The board of directors has determined that it would be in the best interests of our shareholders for the Company to continue the Trust Account for a period of three (3) months after the Termination Date, rather than liquidate as required by our Articles of Association, which we refer to as the Extension, in order to allow the Company more time to try to complete a business combination. See “SPECIAL MEETING OF THE COMPANY SHAREHOLDERS — Possible Claims Against the Company.”

The adoption of the Article Amendment Proposal will require the affirmative vote of two-thirds of the ordinary shares of the Company present in person or by proxy at the meeting.

The board of directors recommends a vote FOR approval of the adoption of the Article Amendment Proposal.

PROPOSAL TWO – THE DISTRIBUTION PROPOSAL

The Company is proposing to amend the agreement governing the Trust Account to extend the life of the Trust Account consistent with the Article Amendment Proposal, and permit the Company to distribute the assets of the Trust Account to the holders of the IPO Shares who wish to exercise their redemption rights in connection with the Extension. The form of the amendment to the agreement governing the Trust Account is attached as Annex II hereto.

The Company’s trust agreement does not contemplate a distribution of trust assets to holders who wish to redeem their shares in connection with the Extension. In the judgment of our board of directors, the authorization of the distribution of Trust Account assets together with the approval of the Article Amendment Proposal is desirable because it permits the Company to distribute the assets of the Trust Account to shareholders who wish to redeem their shares in connection with the Extension.

As of August 21, 2013, approximately $9.3 million (approximately $8.21 per IPO Share, as adjusted for purchases of our ordinary shares under our 10b5-1 plan) was in the Trust Account. Distribution of the Trust Account to the holders of IPO Shares who wish to redeem their shares following approval of the Distribution Proposal would provide such holders with all amounts in the Trust Account, but would not give them any other assets of the Company that would be available to them after satisfaction of all of the Company’s obligations upon a liquidation and dissolution.

The adoption of the Distribution Proposal will require the affirmative vote of two-thirds of the ordinary shares of the Company present in person or by proxy at the meeting.

The board of directors recommends a vote “FOR” approval of the adoption of the Distribution Proposal.

THE ADJOURNMENT PROPOSAL

In the event there are not sufficient votes at the time of the special meeting to adopt the Article Amendment Proposal and/or the Distribution Proposal, the board of directors may submit a proposal to adjourn the special meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

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The adoption of the Adjournment Proposal requires the affirmative vote of a majority of the ordinary shares represented in person or by proxy and voting at the special meeting, if the Adjournment Proposal is presented.

The board of directors recommends a vote FOR adoption of the Adjournment Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 21, 2013, by:

•	each person known by us, as a result of such person’s public filings with the SEC and the information contained therein, to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of our outstanding warrants, as we do not believe that these warrants will become exercisable within 60 days of August 21, 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Ordinary Shares(2)

Directors and executive officers:
Berke Bakay(3)	431,852	20.0%
Baris Merzeci	8,927	*
Can Aydinoglu	8,927	*
All directors and executive officers as a group(3 individuals)	449,706	20.8%

Principal shareholders:
BBS Capital Fund, LP(3)	422,925	19.5%
Hauser Holdings LLC(4)	422,925	19.5%
Rampant Dragon LLC(5)	153,994	7.1%
Polar Securities Inc. (6)	410,601	19.0%

*less than one (1%) percent.

(1)	Unless otherwise noted, the business address for each of our beneficial owners is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(2)	Based on 2,164,226 ordinary shares outstanding as of August 21, 2013. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

(3)	The number of ordinary shares beneficially owned by Mr. Bakay consists of ordinary shares beneficially owned by BBS Capital Fund, LP and Berke Bakay, which together are referred to as the “BBS Management Group.” The BBS Management Group has sole voting and dispositive power over all such ordinary shares. The address of BBS Management Group is 12943 E. Corrine Drive, Scottsdale, AZ 85259.

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(4)	Mary Jane Hauser has sole voting and dispositive power over all ordinary shares held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, MN 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our Special Advisors.

(5)	William B. Heyn and James R. Preissler, two of our Special Advisors, hold sole voting and dispositive power over the Rampant Dragon, LLC shares. The address of Rampant Dragon, LLC is 5601 Preakness Lane, Plano, Texas 75093.

(6)	Based on a Schedule 13G/A filed on March 29, 2013 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4, Canada.

As of August 19, 2013, 99.4% of our outstanding ordinary shares are held by five record holders in the United States.

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SECURITIES AND DIVIDENDS

Our units have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKAF since March 21, 2011. Our ordinary shares have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKKF since June 15, 2011. Our warrants have been quoted on the Over-the-Counter Bulletin Board under the symbol LOKWF since June 15, 2011.

Holders of Ordinary Shares

On August 19, 2013, there was one holder of record of our units, six holders of record of our warrants and seven holders of record of our ordinary shares. Such numbers do not include beneficial owners holding shares, warrants or units through nominee names.

Dividends

We have not paid any dividends on our ordinary shares to date and, except as described below, we do not intend to pay cash dividends prior to the consummation of a business combination (however, we do expect to distribute proceeds of the Trust Account if the Distribution Proposal is approved to holders of IPO Shares who wish to redeem their shares in connection with the Extension). After we complete a business combination, the payment of dividends will depend on our revenues and earnings, if any, capital requirements and general financial condition. The payments of dividends after a business combination will be within the discretion of our then-board of directors. Our board of directors currently intends to retain any earnings for use in our business operations, and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future (however, we do expect to distribute proceeds of the Trust Account if the Distribution Proposal is approved to holders of IPO Shares who wish to redeem their shares in connection with the Extension).

The board of directors has determined that it is in the Company's best interests to pay a dividend of $0.10 per share to shareholders who choose not to redeem their IPO Shares. The dividend will be paid approximately one month after the approval of the Extension. If the Extension is not approved, the dividend will not be paid.

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DESCRIPTION OF SECURITIES

General

Our Amended and Restated Memorandum and Articles of Association authorizes us to issue 50,000,000 ordinary shares, par value $0.001, and 5,000,000 preferred shares, par value $0.001. As of the Record Date, 2,164,226 ordinary shares are outstanding, held by seven record holders. No shares of preferred stock are currently outstanding.

Ordinary shares

As of the Record Date, we have 2,164,226 ordinary shares outstanding. Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Preferred stock

Our certificate of incorporation, as amended, authorizes the issuance of 5,000,000 shares of blank check preferred stock with such designation, rights and preferences as our board of directors may determine from time to time. No shares of preferred stock have been issued or registered. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

We currently have 10,706,500 outstanding warrants. Each warrant entitles the holder to purchase one ordinary shares at a price of $5.00. Each warrant will become exercisable on our completion of a business combination and will expire three years from the completion of a business combination. The warrants are redeemable by us, at a price of $.01 per warrant upon 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $10.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You are urged to review a copy of the warrant agreement, which was filed as an exhibit to the registration statement in connection with our initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares, including any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

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No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If we have not filed with the SEC a registration statement covering the ordinary shares issuable upon exercise of the warrants by the 12-month anniversary of the consummation of our initial business combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis, provided that such cashless exercise is exempt from the registration requirements of the Securities Act.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Shares eligible for future sale

As of the record date, we had 2,164,226 ordinary shares outstanding. Of these shares, the 1,137,601 shares, as adjusted for purchases of our ordinary shares under our 10b5-1 plan and the redemption of 2,303,899 ordinary shares on March 22, 2013, sold in our initial public offering are be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 1,026,625 ordinary shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. In addition, (i) 6,600,000 founders’ warrants and their underlying ordinary shares, and (ii) 4,106,500 placement warrants and their underlying shares, are also restricted securities under Rule 144. None of these restricted securities will be eligible for sale under Rule 144 prior to one year following the filing of certain information with the SEC, which we refer to as form 10 information, after the consummation of our initial business combination. Any securities not able to be sold prior to a business combination will bear a restrictive legend to that effect.

Registration Rights

The holders of our 1,026,625 issued and outstanding initial shares and 6,600,000 issued and outstanding initial shareholders’ warrants are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares. In addition, our pre-IPO shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these securities are released from the restrictions imposed by the lock-up agreements. We will bear the expenses incurred in connection with the filing of any such registration statements.

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WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other information with the SEC as required by the Exchange Act. You may read and copy reports and other information filed by the Company with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information regarding the Company at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. Information and statements contained in this proxy statement are qualified in all respects by reference to the relevant annexes to this proxy statement. Only one proxy statement is being delivered to multiple security holders who share an address. However, if you would like an additional separate copy, please contact us at the address set forth below and an additional copy will be sent to you free of charge. If you would like additional copies of this document or if you have questions about the proposals, you should contact via phone or in writing:

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Attention: Karen Smith
Telephone number: toll Free: 877-870-8565 or 206-870-8565
Email: ksmith@advantageproxy.com

By order of the Board of Directors

Wanchai, Hong Kong
August 21, 2013	/s/ Can Aydinoglu
Can Aydinoglu
Chief Financial Officer

25

Annex I

156.(1) Notwithstanding any other provision of these Articles, the following provisions (2) through (9) shall apply during the period commencing upon the adoption of these Articles and terminating upon the consummation of any “Business Combination”. A “Business Combination” shall mean the acquisition by the Company, through a merger, a capital stock exchange, asset acquisition or other business combination, or controlling, through contractual arrangements, an operating business or businesses (“Target Business”). The Company may not consummate a Business Combination with a Target Business (i) which the Company’s officers or Directors, through their other business activities, had acquisition or investment discussions in the past, (ii) which is, or has been within the past five years, affiliated with any of the Company’s officers, Directors, initial shareholders or their affiliates, including an entity that is a portfolio company of, or has otherwise received a financial investment from such individuals, or (iii) where the Company acquires less than 100% of the Target Business and any of the Company’s officers, Directors, initial shareholders or their affiliates acquire the remaining portion of such Target Business, unless, in any case, the Company obtains an opinion from an unaffiliated, independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc. that the Business Combination is fair to the Members from a financial point of view. In the event of any conflict between this Article and any other Article, the provisions of this Article shall prevail. In the event that a Business Combination is not completed by December 24, 2013, the Company shall liquidate the Trust Fund in accordance with the terms of the investment management trust agreement governing the Trust Fund and distribute the proceeds to the holders of the Company's IPO Shares, and, immediately after the distribution of the Trust Fund, this Article 156 shall be of no further force or effect.

Annex I-1

Annex II

INVESTMENT MANAGEMENT TRUST AGREEMENT
Amendment No. 2

This Amendment made as of September [__], 2013, amends that certain Investment Management Trust Agreement (the “Agreement”), dated March 16, 2011, as amended on March 28, 2013, by and between Lone Oak Acquisition Corporation (the “Company”) and Continental Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”).

WHEREAS, the board of directors of the Company deems it advisable, necessary and has adopted resolutions to: (a) extend the Trust Account (as defined in the Agreement) until December 24, 2013 (the “Extension”); and (b) provide its stockholders with the opportunity to redeem their Company ordinary shares for cash equal to their pro rata share of the Trust Account in connection the Extension; and

WHEREAS, the Company’s shareholders have approved the amendment to the Articles to effect the Extension in accordance with the terms of the Articles, and holders of two-thirds of the Shares have approved this amendment.

IT IS AGREED:

Defined Terms.  Defined terms used but not defined in this Amendment are as defined in the Agreement.

Amendments.  The parties amend the Agreement as follows:

The first sentence of Paragraph 1(i) is amended to read in its entirety as follows:

“Commence liquidation of the Trust Account only after receipt of and only in accordance with the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A, Exhibit B or Exhibit C signed on behalf of the Company by its Chief Executive Officer or Chairman, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed in the Termination Letter and the other documents referred to therein (including the “Instruction Letter” from the Company and the Underwriter with respect to the transfer of the funds held in the Trust Account upon consummation of a Business Combination); provided, however, that in the event that a Termination Letter has not been received by the Trustee by December 24, 2013 (the “Last Date”), the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the stockholders of record, other than the Company’s shareholders prior to the IPO, on the Last Date.

A new exhibit referred to as “Exhibit C” is added in the form attached hereto.

Miscellaneous.

This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  It may be executed in several counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

As to any claim, cross-claim or counterclaim in any way relating to this Amendment, each party waives the right to trial by jury.

The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, Borough of Manhattan, for purposes of resolving any disputes hereunder.

Annex II-1

Each of the Trustee and the Company hereby represents that it has the full right and power and has been duly authorized to enter into this Amendment and to perform its respective obligations as contemplated hereunder.

[Signature page follows]

Annex II-2

IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 2 to the Investment Management Trust Agreement as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, LLC, as Trustee

By:
Name:
Title:

LONE OAK ACQUISITION CORPORATION

By:
Name:
Title:

Investment Management
Trust Agreement
(Amendment No. 2)

Exhibit C

[LETTERHEAD OF COMPANY]

[date]

[Trustee]
[Address]

Re: Trust Account No. [●] Termination Letter

Gentlemen:

Pursuant to paragraph 1(i) of the Investment Management Trust Agreement between Lone Oak Acquisition Corporation (the “Company”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of March 16, 2011 the “Trust Agreement”), this is to advise you that the Company has completed the amendment of its Amended and Restated Memorandum and Articles of Association to permit the Company to liquidate the Trust Account on December 24, 2013 (the “Extension”) and that in connection with the Extension, the Company has granted redemption rights to holders of an aggregate of [________] ordinary shares of the Company issued in the IPO. Attached hereto is a copy of the resolutions of the meeting of the Board of Directors of the Company and minutes of the meeting of the Shareholders of the Company relating thereto, certified by an executive officer of the Company as true and correct and in full force and effect.

Capitalized terms used but not defined herein shall have the meanings given them in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize and request that you commence liquidation of a portion of the Trust Account in the amount of $[_________] to the effect that such funds will be available for transfer to the account or accounts that the Company shall direct on [__________], 2013. You are hereby directed and authorized to transfer the funds so liquidated from the Trust Account to the shareholders of the Company who exercised their redemption rights in connection with the Extension, in an amount equal to their pro rata share of the amounts in the Trust Account as of two business days prior to the commencement of the Company’s tender offer relating to the Extension (including any income actually received on the Trust Account balance and held in the Trust Account, but less an amount equal to estimated taxes that are or will be due on such income at an assumed rate of [___]). The balance of the funds shall remain in the Trust Account and continue to be held in accordance with the terms of the Trust Agreement.

Very truly yours,

LONE OAK ACQUISITION CORPORATION

By:
Name:
Title:

cc:	EarlyBirdCapital, Inc.

LONE OAK ACQUISITION CORPORATION
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2013

The undersigned hereby appoints each of William B. Heyn and James R. Preissler as proxy of the undersigned, with full power of substitution, to vote all of the ordinary shares of Lone Oak Acquisition Corporation (hereinafter, the “company”) that the undersigned may be entitled to vote at the company’s Special Meeting to be held to be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on Tuesday, September 10, 2013 at 10:00 a.m., New York time, and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions.

IF YOU DO NOT RETURN YOUR PROXY CARD WITH AN INDICATION OF HOW YOU WISH TO VOTE, IT WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE PROPOSED AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION AND THE DISTRIBUTION PROPOSAL. FAILURE TO VOTE WITH RESPECT TO THE ADJOURNMENT PROPOSAL WILL HAVE NO EFFECT ON THIS PROPOSAL, AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT.

IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS. EACH OF THE DIRECTORS AND OFFICERS OF LONE OAK ACQUISITION CORPORATION WILL RETURN AN UNMARKED PROXY WITH DIRECTIONS TO VOTE THEIR RESPECTIVE SHARES “FOR” ALL OF THE PROPOSALS.

(continued and to be signed on reverse)

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS BELOW.

1.	Proposal to amend the company’s amended and restated memorandum and articles of association.
	☐ FOR	☐ AGAINST	☐ ABSTAIN
2.	Proposal to approve the distribution of the assets of the Trust Account to the holders of the IPO Shares who wish to redeem their shares in connection with the amendment to the company’s amended and restated memorandum and articles of association.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

ADJOURNMENT PROPOSAL

Proposal to the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are insufficient votes at the time of the special meeting to approve any or all of the other two proposals.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATE: ___________________, 2013
Signature

PLEASE MARK SIGN DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE
Signature if held jointly

Please sign exactly as your name appears hereon. If the ordinary shares are registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Please vote, date and promptly return this proxy. Any votes received after a matter has been voted upon will not be counted.

This Proxy is Solicited on Behalf of the Board of Directors.